UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

NXT ENERGY SOLUTIONS, INC
(Name of Issuer)

Common Shares
(Title of Class of Securities)

62948Q107
(CUSIP Number)

Mr. Michael Mork
132 Mill Street, Suite 204
Healdsburg, CA 95448
Telephone:  (707) 431-1057
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box  [   ].

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MCAPM, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ x ]
(b)  [   ]
3
SEC USE ONLY


4
SOURCE OF FUNDS (See Instructions)

WC

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
OR 2(E)[   ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

0

8
SHARED VOTING POWER

3950000

9
SOLE DISPOSITIVE POWER

0

10
SHARED DISPOSITIVE POWER


3950000

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5644420

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)[   ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.72

14
TYPE OF REPORTING PERSON (See Instructions)

PN

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mork Capital Management, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ x ]
(b)  [   ]
3
SEC USE ONLY


4
SOURCE OF FUNDS (See Instructions)

OO

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(D) OR 2(E)[   ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


3950000

9
SOLE DISPOSITIVE POWER


0

10
SHARED DISPOSITIVE POWER


3950000
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5644420
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     	[   ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.72
14
TYPE OF REPORTING PERSON (See Instructions)

IA




1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Mork
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ x ]
(b)  [   ]
3
SEC USE ONLY


4
SOURCE OF FUNDS (See Instructions)

PF

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(D) OR 2(E)[   ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

1694420

8
SHARED VOTING POWER

3950000

9
SOLE DISPOSITIVE POWER

1694420

10
SHARED DISPOSITIVE POWER


3950000
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5644420
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     	[   ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.72
14
TYPE OF REPORTING PERSON (See Instructions)

IN



This Amendment No. 2 amends and supplements the Schedule 13D/A filed by the undersigned on
November 4, 2011.

Item 2.	Identity and Background

This item is being amended to reflect the change of the business address for MCAPM, L.P., Mork Capital Management, LLC, and Michael Mork, which is
132 Mill Street, Suite 204, Healdsburg, CA 95448.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended to reflect and include the following:
On November 3, 2017, MCAPM, L.P. acquired an additional 1,750,000 shares of the Issuer?s common shares through the completion of a rights offering. The cost to purchase these additional shares was $687,406.71 and came from MCAPM, L.P.?s working capital.
On November 3, 2017, Michael Mork acquired an additional 262,272 shares of the Issuer?s common shares through the completion of a rights offering. The cost to purchase these additional shares was $102,925.21 and came from Mr. Mork?s personal funds.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:
The purpose in acquiring the common shares of the Issuer is for passive investment purposes to profit from the appreciation in the market price of the shares. As of June 8, 2015, Mr. John Agee, the brother-in-law of Mr. Michael Mork, no longer serves as a member of the Issuer?s
Board of Directors. Mr. John Tilson, who is a limited partner of MCAPM, L.P., has served as a board member since February 24, 2015.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

The percentages used in this filing are calculated based on the number of outstanding shares of Common Shares of 58,043,799, as indicated in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 3, 2017.

(A)  MCAPM, L.P.


(a)
Aggregate number of shares beneficially owned: 3,950,000
Percentage:  6.81%


(b)
1.  Sole power to vote or to direct vote:  0



2.  Shared power to vote or to direct vote:  3,950,000



3.  Sole power to dispose or to direct the disposition:  0



4.  Shared power to dispose or to direct disposition:  3,950,000


(c)
Within the past sixty days, MCAPM, L.P. purchased the following in a rights offering on November 3, 2017: 1,750,000 common shares at a per share price of $0.3928 for a total of $687,406.71.


(d)
Mork Capital Management, LLC serves as the investment adviser and General Partner of MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the Issuer?s common shares. Also, because Mr. Michael Mork is the owner and Chief Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and disposition of shares of the Issuer?s common shares held in the name of MCAPM, L.P.. Therefore, both
Mork Capital Management, LLC and Mr. Michael Mork are deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares.

(B)   Mork Capital Management, LLC


(a)
Aggregate number of shares beneficially owned:  3,950,000
Percentage:  6.81%


(b)
1.  Sole power to vote or to direct vote:  0



2.  Shared power to vote or to direct vote:  3,950,000



3.  Sole power to dispose or to direct the disposition:  0



4.  Shared power to dispose or to direct disposition:  3,950,000


(c)
Mork Capital Management, LLC has made no purchases of the Issuer?s common shares for its own account. As investment adviser, it purchases and sell securities on behalf of its clients.


(d)
Mork Capital Management, LLC serves as the investment adviser and General Partner of MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the Issuer?s common shares. Also, because Mr. Michael Mork is the owner and Chief Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and disposition of shares of the Issuer?s common shares held in the name of MCAPM, L.P.. Therefore, both
Mork Capital Management, LLC and Mr. Michael Mork are deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares.

(C)  Michael Mork


(a)
Aggregate number of shares beneficially owned:  5,644,420
Percentage:  9.72%


(b)
1.  Sole power to vote or to direct vote:  1,694,420



2.  Shared power to vote or to direct vote:  3,950,000



3.  Sole power to dispose or to direct the disposition:  1,694,420



4.  Shared power to dispose or to direct disposition:  3,950,000

(c)
Within the past sixty days, Mr. Michael Mork purchased the following in a rights offering on November 3, 2017: 262,272 common shares at a per share price of $0.3924 for a total of $102,925.21.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and restated to read as follows:

Exhibit No.
Description
1

Joint Filing Agreement, dated November 13, 2017


EXHIBIT 1
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D/A to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


Date:    November 13, 2017




MCAPM , L.P.



/s/ Michael Mork

By:
Michael Mork


General Partner




Mork Capital Management, LLC



/s/ Michael Mork

By:
Michael Mork


Owner and Chief Executive





Michael Mork



/s/ Michael Mork

Michael Mork



SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2017




MCAPM , L.P.



/s/ Michael Mork

By:
Michael Mork


General Partner




Mork Capital Management



/s/ Michael Mork

By:
Michael Mork


Owner and Chief Executive





Michael Mork



/s/ Michael Mork

Michael Mork


EXHIBIT 1
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


Date:    November 13, 2017




MCAPM , L.P.



/s/ Michael Mork

By:
Michael Mork


General Partner




Mork Capital Management



/s/ Michael Mork

By:
Michael Mork


Owner and Chief Executive





Michael Mork



/s/ Michael Mork

Michael Mork


CUSIP No. 62948Q107
SCHEDULE 13D/A
Page 1 of 9



CUSIP No. 62948Q107
SCHEDULE 13D/A
Page 1 of 9

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